Exhibit 99.108

Independent auditor’s consent

We consent to the use in this Registration Statement on Form 40-F of Amaya Inc. (formerly Amaya Gaming Group Inc.) (“Amaya”) of our report dated March 30, 2015 relating to the consolidated financial statements of Amaya for the year ended December 31, 2014 (which report expresses an unmodified opinion and includes an emphasis of matter paragraph relating to the 2013 retrospective adjustments for discontinued operations) appearing in this Registration Statement on Form 40-F dated May 26, 2015.

/s/ Deloitte LLP1

May 26, 2015

Montréal, Québec

[1]	CPA auditor, CA, public accountancy permit No. A118581